WD HALL EXPLORATION COMPANY
1869 East Seltice Way, Suite 363
Post Falls, Idaho 83854

January 9, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

RE:	WD Hall Exploration Company
Request to Withdraw Registration Statement on Form S-1
(File No. 333-171567) Filed: January 6, 2011

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the“Securities Act”), WD Hall Exploration Company (the“Registrant”) hereby requests that the Securities and Exchange Commission (the“Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-171567), together with all exhibits thereto (collectively, the“Registration Statement”).  The Registration Statement was filed with the Commission on January 6, 2011.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.    The Registrant is seeking withdrawal of the Registration Statement because of the loss of the Registrant’s core asset for which the Registrant was seeking to raise funding.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

WD Hall Exploration Company

By:/s/ William Hall
William Hall
Chief Executive Officer